Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

July 28, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DWS Massachusetts Tax-Free Fund, a series of DWS State Tax-Free Income Series (Reg. Nos. 002-81549 and 811-03657) (the “Fund”) Post-Effective Amendment No. 51

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on July 5, 2011 relating to the above-captioned Post-Effective Amendment filed with the SEC on May 18, 2011.

The Staff’s comments are restated below, followed by the Fund’s responses.

Prospectus Comments:

1.	Comment: If a fee waiver will be included in the fee table, confirm that the fee waiver arrangement is for no less than one year from the effective date of the prospectus.

Response:  The Fund has included appropriate disclosure regarding the duration of the fee waiver arrangement.

2.
Comment:  In the “Principal Investment Strategy” section, the description should indicate that the fund will invest at least 80% of assets in securities the income from which is exempt from Massachusetts personal and federal income taxes.

Response: The prospectus does include the noted language under “Main investments” in the “Principal Investment Strategy” section.

3.	Comment: In the “Principal Investment Strategy” section consider noting that the high yield bonds the Fund invests in are below investment grade.

Response: The Fund has added appropriate language.

Statement of Additional Information:

4.	Comment: Please verify that the heading on the table of Board Members and Officers regarding directorships indicates that the information is for the past 5 years.

Response:  The column header states “Other Directorships Held by Board Member During the Past 5 Years.”

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum
Vice President

cc.           John Marten, Vedder Price P.C.